UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 001-33578

SAMSON OIL & GAS LIMITED

(Translation of registrant’s name into English)

Level 36, Exchange Plaza

2 The Esplanade

Perth, Western Australia 6000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: September 2, 2009	/s/ Robyn Lamont
	Name:	Robyn Lamont
	Title:	Chief Financial Officer

List of materials attached hereto:

I. Explanation of Material

II. Samson Loan Facility Update

III. Recent Financial and Operational Results

IV. Summary Consolidated Balance Sheet

I. Explanation of Material

This Form 6-K discloses material included in our prospectus supplement dated September 1, 2009 pursuant to which we are making a rights offering to holders of our American Depositary Shares (“ADSs”). This rights offering to holders of our ADSs is being conducted concurrently with a rights offer being made to ordinary shareholders in Australia and New Zealand, which we refer to as the Australian rights offer. References herein to “$,” “USD” and “US$” are to United States dollars. Australian dollars are indicated “AUD” and “A$”.

II. Samson Loan Facility Update

On May 26, 2006, our wholly-owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a loan facility with Macquarie Bank Limited (“Macquarie”), pursuant to which Samson USA agreed to issue senior convertible loans in an aggregate principal amount of US$21 million for the purpose of financing the purchase of the Jonah and Look Out Wash Fields. The loans are secured by substantially all of the assets of the Company and its subsidiaries, including Samson USA, and are guaranteed by Samson Oil & Gas Limited. As of September 1, 2009, a principal amount of US$17,060,000 remains outstanding under the facility.

The loan facility contains customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates and requires us to maintain specified financial requirements.

We were in violation of the reserve to debt ratio covenant under the facility as of December 31, 2008. On March 25, 2009, Macquarie granted us a waiver in connection to this violation. In connection with this waiver, we were required to enter into additional hedging transactions, with reference to our anticipated production of natural gas, priced at the Colorado Interstate Gas and Henry Hub price points, and with reference to our anticipated oil production, priced at WTI price points.

We were also in violation of the reserve to debt ratio covenant as of March 31, 2009, and Macquarie granted a waiver in relation to this breach subject to a restructuring of the facility. The restructured facility that we have entered into with Macquarie dated September 1, 2009 includes additional covenants with respect to EBITDA, crude oil production, and natural gas production. In particular, we are required to maintain a reserve-to-debt ratio of at least 1.2:1 from December 31, 2009 and for each quarter end thereafter. From January 1, 2010, we will also be required to repay US$200,000 of the principal outstanding each month. The restructured facility also requires us to complete a capital-raising with net proceeds of at least US$8 million. We are required to repay to Macquarie US$4 million immediately following the completion of the capital raising. This repayment would not be subject to any early repayment penalties. We intend to use a portion of the proceeds of the combined offerings to satisfy this obligation.

In addition, the restructured facility provides that, if the capital-raising results in proceeds of greater than US$8 million, we must apply any additional proceeds over US$8 million to the outstanding facility balance. We can repay up to an additional US$2.06 million without incurring any early repayment penalty. Any repayments over this amount will be subject to an early repayment penalty, even if the repayment is mandatory. This penalty is estimated at approximately US$142,331 if we receive the maximum subscription proceeds and then make the maximum repayment permitted.

On March 13, 2009, we entered into an agreement with Macquarie for them to acquire a substantial shareholding in the Company (approximately 15% of our outstanding ordinary shares at the time) in exchange for cancelling the previously issued options associated with the loan facility. Under that agreement, we issued 29.3 million ordinary shares to Macquarie on March 16, 2009 and 2.0 million additional ordinary shares on July 1, 2009, and we agreed to issue 5.5 million additional ordinary shares on or before November 30, 2009. Because of our loan facility covenant defaults, our auditors have issued an audit report on our 2008 annual financial statements that contains a “going concern” explanatory paragraph. See our Form 6-K furnished to the SEC on July 10, 2009.

III. Recent Financial and Operational Results

For the three months ended June 30, 2009, our revenue was A$958,066, a decrease from the previous quarter’s A$1,177,415. Cash receipts were A$930,000 and cash reserves were A$1.8 million.

	Production and Revenue
	Gas Mcf	Gas AUD	Oil Bbls	Oil AUD	Total AUD Revenue*
June 2009 Quarter***	173,489	582,043	5,320	376,023	958,066
March 2009 Quarter**	170,884	843,010	6,560	334,405	1,177,415

*	In some cases revenue is yet to be received and is therefore an estimate.
**	Average exchange rate for the quarter ended March 30, 2009 AUD:USD 0.67
***	Average exchange rate for the quarter ended June 30, 2009 AUD:USD 0.76

	Average commodity prices
	Gas USD/Mcf	Oil USD/Bbl
June 2009 Quarter	$2.55	$53.71
March 2009 Quarter	$3.30	$34.15

IV. Summary Consolidated Balance Sheet

The table below shows an unaudited consolidated balance sheet of Samson as of June 30, 2009 and the audited consolidated balance sheet of Samson as of June 30, 2008. The summary consolidated balance sheet as of June 30, 2009 has been derived from the unaudited consolidated financial statements of Samson for the period ended June 30, 2009, which have not yet been audited and which are subject to further adjustments. The information contained in the table below should also be read in conjunction with our annual and interim consolidated financial statements and accompanying notes for the year ended June 30, 2008, which were included in our report on Form 6-K submitted to the SEC on July 10, 2009, and for the interim period ended December 31, 2008, which were included in our report on Form 6-K submitted to the SEC on March 17, 2009.

Samson Oil & Gas Limited

Consolidated Balance Sheet

	June 30, 2009	June 30, 2008
	(unaudited)
Current Assets
Cash and cash equivalents	1,522,680	2,680,734
Trade and other receivables	469,997	1,860,760
Investments held for trading	57,186	173,638
Prepayments	51,686	1,219,520

Total Current Assets	$2,101,549	5,934,652

Non Current Assets
Restricted cash	145,738	145,738
Trade and other receivables	25,611	30,597
Plant and equipment	2,197,924	1,982,278
Exploration and evaluation assets	—	4,597,052
Oil and gas properties	18,512,467	40,076,369

Total Non Current Assets	$20,881,740	46,832,034

Total Assets	$22,983,289	52,766,686

Current Liabilities
Trade and other payables	(451,689)	(794,308)
Debt facility	(16,846,207)	—
Derivative financial instruments	(100,455)	(4,885,541)
Provisions	(82,157)	(131,212)

Total Current Liabilities	$(17,480,508)	(5,811,061)

Non Current Liabilities
Debt facility	—	(12,899,693)
Derivative financial instruments		(395,818)
Provisions	(875,067)	(689,419)
Total Non Current Liabilities	$(875,067)	(13,984,930)
Total Liabilities	$(18,355,575)	(19,795,991)
Net Assets	$4,627,714	32,970,695
Shareholders Equity
Contributed equity	(55,985,941)	(55,511,344)
Accumulated losses	52,474,196	22,329,491
Reserves	(1,115,969)	211,158

Total Shareholders Equity	$(4,627,714)	(32,970,695)

Notes to Consolidated Balance Sheet

Presentation Currency

During the year ended June 30, 2009, we changed our presentation currency from Australian dollars to United States dollars. When published, our audited financial statements for the year ended June 30, 2009, including the balance sheet as of that date, will be presented in US$. For this reason, the foregoing balance sheet likewise has been presented in US$. Any A$ denominated assets or liabilities have been converted to US$ at the spot rate at year end, being 0.8048. The A$ proceeds from the rights offering have also been translated to US$ at 0.8398, being the Reserve Bank of Australia’s published 4:00 p.m. rate on August 28, 2009.

Minimum Capital Raising

If the minimum subscription amount of US$8.8 million before costs is raised, our restructured loan facility with Macquarie requires that we repay US$4 million to Macquarie. This repayment is required immediately upon the conclusion of the ADS rights offering and Australian rights offer. The remaining US$4 million raised (after payment of transactional costs) will be used by us to fund our planned development program.

Impairment

The consolidated balance sheet has been prepared using a reserve report prepared by a reservoir engineering consulting firm to support the carrying value of the oil and gas assets presented in the balance sheet. Based on this reserve report, we recognized an impairment expense for the six months ended June 30, 2009 of US$988,506, primarily in relation to the North Stockyard Field in North Dakota and the Highlight Field in Wyoming, which was in addition to the US$20,699,022 impairment expense that we had previously recognized for the six months ended December 31, 2008.

We previously received an independent reserve report for June 30, 2009, from a different reservoir engineering consulting firm, that differed significantly from our internal reserve estimates due to different interpretations of technical data by that firm. We did not agree with the interpretations made by this reservoir engineering firm and sought a second reserve report by another reservoir engineering consulting firm, which report is the basis for the balance sheet and the impairment expense described above.

Reclassification of Debt

As of June 30, 2009, the loan facility debt owed to Macquarie has been classified at a current liability due to the breach in the reserve covenant, which caused the loan to potentially become due and payable (we have since received a waiver from Macquarie as discussed above in Summary—Samson Loan Facility). Following the completion of the ADS rights offering and Australian rights offer and the repayments of the loan facility as contemplated in the amended loan facility agreement with Macquarie, a portion of the debt will be classified as a non-current liability, as the repayment of this portion of the debt will not be due prior to June 30, 2010. The restructured loan facility does include additional covenants, which if not met will require us to recognize the debt as a current liability at subsequent balance dates.

Balance Sheet Subject to Audit

The audit of the financial statements for the year ended June 30, 2009 is in progress; however, it is yet to be completed. The June 30, 2009 balance sheet presented above is therefore subject to change following the completion of the audit and accordingly there may be differences between the unaudited consolidated balance sheet as of June 30, 2009 above and the audited balance sheet as of that date.

Effect on Our Income Statement

Because a portion of the proceeds from the ADS rights offering and the Australian rights offer will be used to repay some of our outstanding debt, interest expense on our loan facility is expected to be reduced in the future in accordance with the amount of debt repaid. We are subject to penalty interest on any repayments made under the loan facility greater than US$6.06 million. Penalty interest will be payable upon partial repayment of the loan facility in excess of that amount. This penalty interest charge will be recognized in our income statement for the year ending June 30, 2010. For the purposes of the pro forma balance sheet, however, the impact of the penalty interest has been included in accumulated losses as at June 30, 2009.